UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Mar Ked Mineral Exploration, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

565722105

(CUSIP Number)

Vladimir Fedyunin
601 UNION STREET
TWO UNION SQUARE 42ND FLOOR
SEATTLE WA 98101
(206) 652-3246

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
with copies to-
None.

April 8, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.           059756 106

1	NAMES OF REPORTING PERSONS: Vladimir Fedyunin I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS* (SEE INSTRUCTIONS): PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Canada
	7	SOLE VOTING POWER: 5,000,000
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER: 0
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER: 5,000,000
PERSON WITH	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 45.87%(1)
14	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS): IN
*SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Based on 10,900,000 shares of common stock issued and outstanding, according to the Form 10QSB/A filed by the Issuer on April 10, 2008.

SCHEDULE 13D

This Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock") issued Mar Ked Mineral Exploration, Inc., a Nevada corporation (the "Issuer"), whose principal executive offices are located at 601 UNION STREET, TWO UNION SQUARE 42ND FLOOR, SEATTLE WA 98101.

This Schedule 13D is filed on behalf of Mr. Vladimir Fedyunin. (the “Reporting Person”).

Item 1.	Security and Issuer
This Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock") issued Mar Ked Mineral Exploration, Inc., a Nevada corporation (the "Issuer"), whose principal executive offices are located at 601 UNION STREET, TWO UNION SQUARE 42ND FLOOR, SEATTLE WA 98101.

Item 2.	Identity and Background

This statement is filed by Mr. Vladimir Fedyunin, a Canadian citizen. Mr. Fedyunin is a Director and the President and Chief Executive Officer of the Issuer.

The business address of the Reporting Person is 601 UNION STREET, TWO UNION SQUARE 42ND FLOOR, SEATTLE WA 98101.

The Reporting Person has not, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Fedyunin acquired the shares after he had advanced $50,000 in expenses on behalf of the previous owner of the shares.  These expenses were not repaid and the shares were delivered to Mr. Fedyunin in lieu of repayment.

Item 4.	Purpose of the Transaction

The purpose of the transaction was to obtain control of the issuer.

Item 5.	Interest in Securities of the Issuer

(a)     As of the date hereof Vladimir Fedyunin beneficially owns 5,000,000 shares of Common Stock of the Issuer which represents 45.87% of the Issuer’s outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the shares beneficially owned by the Reporting Person as of the date hereof by (ii) 10,900,000 shares of Common Stock outstanding as reported in a filing on Form 10QSB/A filed by the Issuer with the SEC on April 10, 2008.

(b)     Mr. Fedyunin has the power to vote and dispose of all the 5,000,000 shares of Common Stock of the Issuer that he holds.

(c)     The transactions in the Issuer’s securities by the Reporting Person in the last sixty days are as follows:

None other than the 5,000,000 listed above.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the issuance of the 5,000,000 shares listed above, there are no arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: April 11, 2008	/s/ Vladimir Fedyunin
Vladimir Fedyunin